EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of our reports dated (1) March 24, 2008, except for Earnings Per Share, as described in Note X, the date of which is May 1, 2008 relating to the financial statements of NewPage Group Inc. and (2) December 16, 2005, except for Discontinued Operations, as described in Note A, the date of which is May 19, 2006, except for the Guarantor Subsidiary information described in Note L, the date of which is April 15, 2008 and except for Earnings Per Share, as described in Note M, the date of which is May 1, 2008 of the Printing and Writing Business of MeadWestvaco Corporation, which appear in such Registration Statement. We also consent to the reference to us under the headings “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dayton, Ohio

May 1, 2008